EXHIBIT 99.1

Burcon Announces Delisting From Nasdaq Capital Market

VANCOUVER, British Columbia, April 25, 2018 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (NASDAQ:BUR) (“Burcon” or the “Company”), a leader in natural product extraction, purification and isolation technologies, announced today that it received a letter, dated April 25, 2018, from the Nasdaq Hearings Panel (the “Panel”) of The NASDAQ Stock Market LLC (“Nasdaq”) informing the Company that the Panel has determined to delist the Company’s common shares from the Nasdaq Capital Market and will suspend trading in the shares effective at the open of business on April 27, 2018.

As previously announced, Nasdaq had previously informed the Company that it did not meet certain continued listing requirements for the Nasdaq Capital Market, including the minimum bid price requirement and the shareholders’ equity requirement and that the Company would be subject to delisting if such requirements were not met within a certain time period.  In order to resolve these continued listing deficiencies, the Company would have been required to conduct a reverse stock split and a capital raise in the near future.

The Company informed the Panel on April 24, 2018 that it had determined to withdraw its appeal of the delisting.  After careful consideration, the board of directors of Burcon determined that it was in the overall best interests of the Company withdraw the appeal of the delisting.   The decision was made based on several factors, including the board’s assessment of the probability of the Company regaining compliance with the continued listing requirements, an analysis of the benefits of continued listing weighed against the onerous regulatory burden and significant costs associated with maintaining continued listing, and the fact that the Nasdaq Capital Market only provided a secondary trading platform as the Company has no intention of raising capital in the US market.

Delisting will enable the Company to avoid the extensive amount of management’s time, attention and resources expended on regulatory compliance with Nasdaq’s continued listing requirements. Additionally, delisting will enable the Company to avoid numerous on-going costs associated with continued listing including annual fees, legal costs, and auditing costs.

Nasdaq has informed the Company that it will file a Form 25 with the Securities and Exchange Commission (the “SEC”) after applicable appeal periods have lapsed to notify the SEC of the delisting of its common shares from the Nasdaq Capital Market. The Company also intends to file a Form 15F with the SEC to terminate its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934.  Upon the filing of the Form 15F, the Company’s reporting obligations with the SEC, including its obligation to file annual reports on Form 20-F and furnish reports on Form 6-K, will be immediately suspended.

The Company’s common shares will continue to be listed on the Toronto Stock Exchange (“TSX”), one of the world’s preeminent stock exchanges. Additionally, the Company is currently taking the steps necessary so that its common shares may be quoted for trading in the OTC Pink Open Market (the “Pink Market”), operated by OTC Markets Group, a centralized electronic quotation service for over-the-counter securities.  The Company’s reporting obligations will continue to be met in accordance with Canadian securities regulations and filed on SEDAR under the Company’s profile at www.sedar.com, and on the Company’s website at http://www.burcon.ca.

About Burcon NutraScience Corporation

Burcon is a leader in developing technologies for the production of valuable plant-sourced ingredients for use in food, nutrition, wellness and supplement products. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology.  Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein® and Nutratein® are canola protein isolates with unique functional and nutritional attributes.  Burcon is also conducting research to develop extraction and isolation processes for the production of purified cannabinoid extracts from cannabis and other organic source materials.  For more information about the company, visit www.burcon.ca.

Cautionary Note Regarding Forward-Looking Statements

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward- looking statements or forward-looking information can be identified by words such as “anticipate,” “intend,” “plan,” “goal,” “project,” “estimate,” “expect,” “believe”, “future,” “likely,” “may,” “should,” “could”, “will” and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding cost-savings and other benefits the Company expects to derive from delisting,  the continued trading of the Company’s common shares on the TSX , and the Company’s intention to file certain forms with the SEC and the timing thereof, as well as other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon’s plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, interpretation of existing regulations, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled “Risk Factors” in Burcon’s annual information form dated June 21, 2017 filed with the Canadian securities administrators on www.sedar.com and contained in Burcon’s latest annual report on Form 20-F filed with the SEC on www.sec.gov. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should place undue reliance on such statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

Media & Industry Contact:

Paul Lam
Manager, Business Development
Burcon NutraScience Corporation
Tel (604) 733-0896, Toll-free (888) 408-7960
plam@burcon.ca
www.burcon.ca